[Sullivan & Cromwell LLP Letterhead]
October 27, 2010
VIA EDGAR AND HAND DELIVERY
Securities and Exchange Commission,
      Division of Corporation Finance,
           100 F Street, N.E.,
               Washington, D.C. 20549.
Attention: Mark Webb, Legal Branch Chief

Re:	First Niagara Financial Group, Inc. Registration Statement on Form S-4 Filed September 27, 2010 — File No. 333-169598
Dear Mr. Webb:
     On behalf of First Niagara Financial Group, Inc. (the “Company”), we hereby submit the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated October 20, 2010 with respect to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”).
     This letter and Amendment No. 1 to the Registration Statement (“Amendment No. 1”) are being filed with the Commission electronically today. In addition to the electronic filing, we are delivering via hand delivery a hard copy of this letter, along with three courtesy copies of Amendment No. 1 marked to indicate changes from the version filed on September 27, 2010.
     For the convenience of the Staff, each of the Staff’s comments is reproduced in its entirety and is followed by the corresponding response of the Company. All references to page numbers in the Company’s responses are to the pages in the marked version of Amendment No. 1.

Securities and Exchange Commission	-2-
Registration Statement on Form S-4 filed on September 27, 2010
1.	Please provide us with copies of the board books that were provided to the respective boards of directors.
Response:
In response to this comment, Sullivan & Cromwell LLP, counsel to the Company, will furnish to the Staff copies of the presentations made to the Company’s board of directors on August 15 and August 18, 2010, as well as the presentations made to NewAlliance Bancshares, Inc.’s board of directors on August 18, 2010. These presentations are being provided under separate cover requesting confidential treatment pursuant to Securities Act Rule 418 and pursuant to the provisions of C.F.R. Sec. 200.83. In accordance with such rules, Sullivan & Cromwell LLP will request that those materials be returned promptly to Sullivan & Cromwell LLP following completion of the Staff’s review thereof.
2.	Please confirm that all material non-public information shared by you and NewAlliance Bancshares during due diligence is currently included within this document. This would include any forecasts or projections that crossed from one side to the other.
Response:
The Company and NewAlliance Bancshares, Inc. (“NewAlliance”) believe that all material non-public information shared during diligence is currently included within the Registration Statement and Amendment No. 1.
Dear Stockholders Letters, pages i-iv
3.	Please indicate on the cover page of the prospectus the number of shares you will issue. See Item 501(b)(2) of Regulation S-K.
Response:
In response to the Staff’s comment, the disclosure on the cover page of Amendment No. 1 has been revised.

Securities and Exchange Commission	-3-
4.	Please revise the cover letters to each of your and NewAlliance stockholders to disclose that the allocation procedures are intended to provide for an aggregate 86% stock and 14% cash allocation among all outstanding NewAlliance shares.
Response:
In response to the Staff’s comment, the disclosure on pages i and iii of Amendment No. 1 has been revised.
Questions and Answers about the Merger and the Special Meetings, page xii
5.	Please add an addition Q/A after the question “What will NewAlliance stockholders receive in the merger” that discusses the allocation procedures.
Response:
In response to the Staff’s comment, the requested additional Q/A has been added to page xii of Amendment No. 1.
Risk Factors, page 11
6.	Some of your Risk Factors state that you cannot provide assurance of a specific outcome when the real risk is not your inability to give assurance, but the underlying situation. Please revise to eliminate this and similar language.
Response:
In response to the Staff’s comment, the Risk Factors on pages 11, 13 and 18 of Amendment No. 1 have been revised.
7.	We note the comparative pro forma per share data disclosure on page 104. Please add a risk factor on the significant earnings dilution to be experienced by NewAlliance holders.
Response:
After consideration, the Company has not added a risk factor on the significant earnings dilution to be experienced by NewAlliance holders. This pro forma dilution, presented on page 104, is the result of the $214.5 million goodwill impairment charge recorded by Harleysville in 2009. Even though this impairment charge is incorporated into the pro forma combined First Niagara/Harleysville earnings, the goodwill impairment occurred prior to First

Securities and Exchange Commission	-4-
Niagara’s acquisition of Harleysville. Accordingly, this charge did not cause First Niagara stockholders to experience any earnings dilution and for that reason we do not believe there is a resulting risk of earnings dilution that will be experienced by NewAlliance holders and believe that a risk factor to that effect is not warranted.
First Niagara’s Expanding Branch Network..., page 18
8.	Please tell us and revise this Risk Factor as necessary whether you believe that you may be required to divest yourself of any of NewAlliance’s branches following the consummation of the merger, either as a result of regulatory or business reasons.
Response:
At this time, the Company does not expect that it will be required to divest itself of any NewAlliance branches as a result of regulatory or business reasons in connection with the consummation of the merger, and so does not believe it necessary to revise this Risk Factor.
Illustrative Examples of Allocation Procedures, page 34
9.	Please consider revising this section to include tables to help describe the examples of how your allocation procedures will work.
Response:
After consideration, the Company has not revised this section in Amendment No. 1 as it does not believe tables will better describe the allocation procedures compared to the illustrative examples provided in the Registration Statement. As discussed with the Staff, while we created tables to present examples of the allocation procedures in response to the Staff’s comment (such tables attached hereto as Appendix A), we believe that the examples do not lend themselves to simple tabular format and may be confusing.

Securities and Exchange Commission	-5-
Background of the Merger, page 38
10.	Please expand the third full paragraph on page 39 to provide greater detail as to why NewAlliance decided not to continue pursuing the acquisition opportunity disclosed.
Response:
In response to the Staff’s comment, the requested disclosure has been added to page 39 of Amendment No. 1.
11.	Please provide greater detail concerning the “understanding regarding the pro-forma senior management team” described in the second paragraph on page 40.
Response:
In response to the Staff’s comment, the requested disclosure has been added to page 40 of Amendment No. 1.
12.	We note the parenthetical at the end of the sixth paragraph of page 41. Please provide greater detail concerning of the background discussion that resulted in your agreement on the allocation procedures.
Response:
We understand from our discussion with the Staff that the comment requests discussion of the negotiations regarding the allocation of the consideration between Company common stock and cash. The parenthetical references the exchange ratio (i.e., the number of shares of Company common stock to be received for each share of NewAlliance common stock) which was still being negotiated by the parties. It does not refer to the allocation of the consideration between Company common stock and cash, which had been proposed in the Company’s initial proposal and was not an open item in the negotiations at that point. In order to provide greater clarity, we have revised the first paragraph on page 40 to indicate that the Company’s initial proposal included the 86%/14% allocation of the consideration between Company common stock and cash.

Securities and Exchange Commission	-6-
J.P. Morgan’s Compensation and Other Relationships, page 53
13.	Please revise this section to include the dollar amount of the total compensation that NewAlliance will pay J.P. Morgan for its role as financial advisor.
Response:
In response to the Staff’s comment, the requested disclosure has been added to page 53 of Amendment No. 1.
14.	Please quantify the compensation or other financial benefits J.P. Morgan’s commercial banking affiliate received as an agent bank and a lender under the outstanding revolving credit facility of an affiliate of First Niagara for the two year period.
Response:
In response to the Staff’s comment, the requested disclosure has been added to page 53 of Amendment No. 1.
Summary of Payments and Benefits, page 57
15.	Please revise the table on page 58 to include a column indicating the total amount of payments and benefits that the named executive officers will be entitled to receive.
Response:
In response to the Staff’s comment, the table on page 58 of Amendment No. 1 has been revised.
Legal Opinions, page 112
16.	Please include the address of Mr. Mineo. See Paragraph 23 of Schedule A to the Securities Act. Also, please change the tense from future to past with regard to his opinion.
Response:
In response to the Staff’s comment, we have updated the disclosure on page 112 of Amendment No. 1. to provide Mr. Mineo’s address and to change the tense from future to past with regard to his opinion.

Securities and Exchange Commission	-7-
Incorporation of Certain Documents by Reference, page 121
17.	You cannot incorporate previously-filed proxy statements. Please revise to eliminate the incorporation of “Form 14-A Definitive Proxy.” Refer to Item 11(b) of Form S-4.
Response:
In response to the Staff’s comment, the reference to each company’s Proxy Statement on Schedule 14A has been removed from the lists of filings under the section “Incorporation of Certain Documents by Reference” on pages 121 and 122 of Amendment No. 1.
*      *      *      *

          Please contact me at (212) 558-4960 or Gina J. Jung at (212) 558-4920 should you require further information or have any questions.

Sincerely, /s/ Mitchell S. Eitel Mitchell S. Eitel

cc:	John R. Koelmel (First Niagara Financial Group, Inc.) William W. Bouton Margaret D. Farrell (NewAlliance Bancshares, Inc.) Eric Envall (Securities and Exchange Commission)

APPENDIX A
EXAMPLE ALLOCATION TABLES
Example 1 – (Oversubscription of Cash Election Shares)
Assume that valid cash elections are received with respect to 50,000,000 shares (approximately 48% of the outstanding shares) of NewAlliance common stock; valid stock elections are received with respect to 40,000,000 shares (approximately 38% of the outstanding shares); and no elections are received with respect to 15,000,000 shares (approximately 14% of the outstanding shares). This means that the shortfall number is 50,300,000 (90,300,000-40,000,000), and the allocation provisions would generally apply as follows:
General Allocation Provisions

Stock Election Shares	Non-Election Shares	Cash Election Shares
All 40,000,000 stock election shares are converted into the right to receive the stock consideration.	Because the shortfall number (50,300,000) exceeds the number of non-election shares (15,000,000), all 15,000,000 non-election shares are converted into the right to receive the stock consideration.	Of the 50,000,000 cash election shares, 35,300,000 cash election shares are converted into the right to receive the stock consideration. The remaining 14,700,000 cash election shares are converted into the right to receive the cash consideration. Since the cash election shares are oversubscribed, this means that the NewAlliance stockholders who make a cash election receive a mix of cash and stock merger consideration.
Individual Examples

	What the Stockholder	What the Stockholder Would
	Elected	Receive
Stockholder A	Stockholder A holds 1,000 shares of NewAlliance common stock and makes a valid stock election with respect to all 1,000 shares.	Stockholder A would receive 1,100 (1,000 x 1.10) shares of First Niagara common stock.

Stockholder B	Stockholder B holds 1,000 shares of NewAlliance common stock and makes a valid cash election with respect to all 1,000 shares.	706 of such shares (1,000 x (35,300,000/50,000,000)) would be converted into the right to receive the stock consideration, and the remaining 294 of such shares would be converted into the right to

	What the Stockholder	What the Stockholder Would
	Elected	Receive
receive the cash consideration. Stockholder B would receive:

• 776 shares of First Niagara common stock (706 x 1.10) and cash instead of a fractional 0.60 share of First Niagara common stock; and

• $4,198.32 in cash (294 x $14.28).

Stockholder C	Stockholder C holds 1,000 shares of NewAlliance common stock and makes a valid cash election with respect to 500 shares and a valid stock election with respect to 500 shares.	All 500 stock election shares are converted into the right to receive the stock consideration. Of the 500 cash election shares, 353 shares (500 x (35,300,000/50,000,000)) would be converted into the right to receive the stock consideration, and the remaining 147 of such cash election shares would be converted into the right to receive the cash consideration. Stockholder C would receive:

• 938 shares of First Niagara common stock ((500 + 353) x 1.10) and cash instead of a fractional 0.30 share of First Niagara common stock; and

• $2,099.16 in cash (147 x $14.28).

A-2

Example 2 – (Oversubscription of Stock Election Shares)
Assume that valid stock elections are received with respect to 94,900,000 shares (approximately 90% of the outstanding shares) of NewAlliance common stock; valid cash elections are received with respect to 10,000,000 shares (approximately 10% of the outstanding shares) of NewAlliance common stock; and no elections are received with respect to 100,000 shares (less than 0.001% of the outstanding shares). The allocation provisions would generally apply as follows:
General Allocation Provisions

Stock Election Shares	Non-Election Shares	Cash Election Shares
Of the 94,900,000 stock election shares, 90,300,000 stock election shares are converted into the right to receive the stock consideration. The remaining 4,600,000 stock election shares are converted into the right to receive the cash consideration. Since the stock election shares are oversubscribed, this means that the NewAlliance stockholders who make a stock election receive a mix of cash and stock merger consideration.
	All 100,000 non-election shares are converted into the right to receive the cash consideration.	All 10,000,000 cash election shares are converted into the right to receive the cash consideration.
Individual Examples

	What the Stockholder	What the Stockholder Would
	Elected	Receive
Stockholder A	Stockholder A holds 1,000 shares of NewAlliance common stock and makes a valid stock election with respect to all 1,000 shares.	951.53 of such shares (1,000 x (90,300,000/94,900,000)) are converted into the right to receive the stock consideration, and the remaining 48.47 of such shares are converted into the right to receive the cash consideration. Stockholder A would receive:

• 1,046 shares of First Niagara

A-3

	What the Stockholder	What the Stockholder Would
	Elected	Receive
common stock (951.53 x 1.10) and cash instead of a fractional 0.68 share of First Niagara common stock; and

• $692.15 in cash (48.47 x $14.28).

Stockholder B	Stockholder B holds 1,000 shares of NewAlliance common stock and makes a valid cash election with respect to all 1,000 shares.	Stockholder B would receive $14,280 in cash (1,000 x $14.28).

Stockholder C	Stockholder C holds 1,000 shares of NewAlliance common stock and makes a valid cash election with respect to 500 shares and a valid stock election with respect to 500 shares.	All 500 cash election shares are converted into the right to receive the cash consideration. Of the 500 stock election shares, 475.76 shares (500 x (90,300,000/94,900,000)) are converted into the right to receive the stock consideration, and the remaining 24.24 stock election shares are converted into the right to receive the cash consideration. Stockholder C would receive:

• 523 shares of First Niagara common stock (475.76 x 1.10) and cash instead of a fractional 0.34 share of First Niagara common stock; and

• $7,486.15 in cash ((500 + 24.24) x $14.28).

A-4